UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Puromisu Kabushiki Kaisha

(Name of Subject Company)

Promise Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sumitomo Mitsui Financial Group, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Kazuyuki Aoki

General Manager

Corporate Communications Department,

CRS Promotion Department

Promise Co., Ltd.

2-4, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004, Japan

+81-3-3213-2545

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

[—] Joint General Manager Subsidiaries & Affiliates Dept. Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome Chiyoda-ku, Tokyo 100-0006, Japan +81-3-3282-1111	Theodore A. Paradise, Esq. Michael T. Dunn, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421

Not applicable.

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit I-1: Sumitomo Mitsui Financial Group Inc.’s press release titled “Notice Regarding the Results of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Change of Subsidiary”, dated December 1, 2011.*

Exhibit I-2: Promise Co., Ltd.’s press release titled “Announcement of the Change in the Parent Company and Determination of the Allottee in the Issuance of New Shares by Third-Party Allotment and Change in the Largest Shareholder as the Major Shareholder”, dated December 1, 2011.*

Exhibit I-3: Sumitomo Mitsui Financial Group Inc.’s and Promise Co., Ltd.’s press release titled “Notice Regarding Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group through Share Exchange”, dated December 21, 2011.*

Exhibit I-4: Promise’s notice to shareholders titled “Handling of the Company’s Shares Related to the Share Exchange”, dated February 15, 2012.

* Previously submitted.

Item 2.	Informational Legends

Included in Exhibits I-1, I-2, I-3 and I-4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Power of Attorney, signed by Tetsuya Kubo, Representative Director, dated January 13, 2012.*

* Previously submitted.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on January 13, 2012.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Naoki Tamura
(Signature)

Naoki Tamura, General Manager, Subsidiaries & Affiliates Dept., Sumitomo Mitsui Financial Group, Inc.

(Name and Title)

February 24, 2012

(Date)

2